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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of: March 2006

                               GIVEN IMAGING LTD.
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               (Exact name of registrant as specified in charter)

           Hermon Building, New Industrial Park, Yoqneam 20692, Israel
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]             Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under tcthe Securities Exchange Act of 1934.

                    Yes [ ]                   No [X]

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                                EXPLANATORY NOTE

     On March 7, 2006, Given Imaging Ltd. held a conference call entitled "Fifth International Conference on Capsule Endoscopy Highlights Call." A copy of the transcript from this conference call is attached to this Form 6-K as
Exhibit 99.1.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              GIVEN IMAGING LTD.


Date: March 13, 2006                          By:    /s/ Ido Warshavski
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                                              Name:  Ido Warshavski
                                              Title: General Counsel & Corporate
                                                     Secretary

                                  EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit   Description
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99.1 Transcript of conference call held on March 7, 2006, entitled "Fifth International Conference on Capsule Endoscopy Highlights Call."